Exhibit 8.1

499 South Capitol Street, S.W. Suite 600 Washington, DC 20003-4013 202-203-1000 Fax 202-203-0000 www.joneswalker.com

January 13, 2015

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Old Florida Bancshares, Inc.

315 East Robinson Street, Suite 350

Orlando, Florida 32801

Re:	Merger of Old Florida Bancshares, Inc. into IBERIABANK Corporation

Ladies and Gentlemen:

You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”) of the proposed merger (the “Merger”) of Old Florida Bancshares, Inc. (“OFBS”), a corporation organized and existing under the laws of the State of Florida, with and into IBERIABANK Corporation (“IBKC”), a corporation organized and existing under the laws of the State of Louisiana, with IBKC as the surviving entity, in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 26, 2014, and incorporated herein by reference.

In rendering the opinions expressed below, we have examined the following documents (the “Documents”):

(a)	The Merger Agreement;

(b)	The Officer’s Tax Certificates of IBKC and OFBS that have been delivered to the undersigned and incorporated herein by reference;

(c)	The Proxy Statement-Prospectus of OFBS and IBKC, respectively, related to the Merger; and

(d)	Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete, and that the Documents are legal,

Alabama — Arizona — California — District of Columbia — Florida — Georgia — Louisiana — Mississippi — New York — Ohio — Texas

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January 13, 2015

binding and enforceable in accordance with their terms. Further, we have assumed that there are not any outside agreements that would materially modify the understanding of the parties and the terms of the Documents. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.

In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Merger Agreement will be effected in accordance with the terms thereof.

OPINION

Based upon the foregoing, it is our opinion that:

a.	the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBKC and OFBS will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

b.	no gain or loss will be recognized by IBKC and OFBS as a result of the Merger;

c.	a shareholder of OFBS will recognize no gain or loss on the receipt of IBKC common stock in exchange for shares of OFBS common stock in the Merger;

d.	the aggregate tax basis of the IBKC Common Stock received by a shareholder of OFBS in exchange for such shareholder’s OFBS common stock in the Merger will equal such shareholder’s aggregate tax basis in the shares of OFBS Common Stock being exchanged, reduced by any amount allocable to a fractional share interest of IBKC Common Stock for which cash is received

e.	a shareholder of OFBS who receives cash in lieu of a fractional share of IBKC common stock will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share of IBKC common stock and the amount of adjusted tax basis allocable to the fractional common shares of IBKC common stock; and

f.

the holding period of the IBKC Common Stock received by a shareholder of OFBS in exchange for such shareholder’s OFBS common stock in the Merger will include the period during which the shares of OFBS Common

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January 13, 2015

Stock surrendered in exchange therefor were held, provided such shares of OFBS Common Stock were held as capital assets at the Effective Date.

Our opinion is based upon the upon the facts as they exist today and our interpretation of the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which may be changed at any time with retroactive effect. Such a change could modify the legal conclusions upon which our opinions are based. No assurance can be given that our interpretations would be followed if the exchange of consideration contemplated by the Merger became the subject of administrative or judicial proceedings. Our opinion is an opinion only and should not be interpreted as a guarantee that a court of law or administrative agency will concur in such statement. In this regard, our opinion expresses only our professional judgment as to the matters addressed herein, based on our professional knowledge and judgment at this time.

Our opinion relates solely to material United States Federal income tax consequences of the Merger, and no opinion is implied or should be inferred beyond these matters. Our opinion does not address the appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange; any tax considerations under foreign, state, or local laws; or the tax considerations to certain OFBS shareholders in light of their particular circumstances, including:

-	persons who are not United States persons;

-	dealers in securities;

-	tax exempt entities;

-	shareholders who do not hold OFBS Common Stock as “capital assets” within the meaning of Section 1221 of the Code;

-	persons who hold their OFBS stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction”; or

-	persons who acquired their shares of OFBS Common Stock pursuant to the conversion of OFBS preferred stock, or the exercise of OFBS stock options or otherwise as compensation.

Our opinion is given as of the date hereof only, and we assume no obligation to update or supplement our opinion to reflect any fact or circumstance or change in legal authority that may hereafter come to our attention.

Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein. We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 (Commission File No. 333-200866), and to the references to this opinion in such Registration Statement. In giving this opinion, we do not hereby admit that we are in the

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category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Jones Walker LLP